UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-35-120

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025**   AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Integrated Financial Planning Services**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Karlstrasse 20

(No. and Street)

Heidelberg, Germany   **69117**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marcia Huntington-Sell 443-450-4543   Marcia.huntington-sell@ifpsonline.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Stephen J. Staresinic, CPA

(Name – if individual, state last, first, and middle name)

Werastrasse 105   **Stuttgart, Germany**   **70190**

(Address)   (City)   (State)   (Zip Code)

4/23/2009   **3459**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Kathy P Cuomo</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Integrated Financial Planning Services</u>, as of <u>12/31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Kathy P Cuomo_

Title: Financial Operations Principal

Notary Public

[Notary seal: BRANDON SELBY, COMM. EXP., NOTARY PUBLIC, MAY 20, 2029, CECIL COUNTY, MD]

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: Independent Report on SIPC Annual Assessment, SIPC Supplement Letter, Certification of Test of Special Procedures

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

INTEGRATED FINANCIAL PLANNING SERVICES

Karlstrasse 20, 69117 Heidelberg, Germany

Audited Financial Statements

For Year Ending December 31, 2025

Audited Balance Sheet

Integrated Financial Planning Services
As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
100 M & T Main Acct	142,375.22
101 Commerzbank 9100	0.00
102 Volksbank 1109	1,344.47
103 M & T Bank - Savings	40,923.41
107 Direct Deposit	0.00
108 Sparkasse 6410	12,851.54
111 M & T Special Acct	1,960.00
112 Sparkasse Capital 8529	581.40
114 Wise Bank	4,500.52
Total for Bank Accounts	**$204,536.56**
Accounts Receivable	
1200 Accounts Receivable	1,675.61
Total for Accounts Receivable	**$1,675.61**
Other Current Assets	
104 Acct Rec - Other	0.00
105 Acct Rec - Owner Exp Reimb.	0.00
106 Acct Rec - Reps Comms	0.00
109 Acct Rec - AETNA	0.00
110 FINRA Cash Account	4,305.19
113 Acct Rec MF Commissions	146,453.46
130 Prepaid Rent	3,488.37
131 Prepaid FINRA Focus Assessment	0.00
132 Prepaid Renewal Fees	13,343.00
133 Prepaid Insurance	17,872.51
134 Prepaid Legal Fees	0.00
135 Prepaid Supplies	5,310.00
136 Prepaid Computer Service	0.00
137 Petty Cash	75.24
1499 Undeposited Funds	0.00
Total for Other Current Assets	**$190,847.77**
Total for Current Assets	**$397,059.94**
Fixed Assets	
140 Furniture & Equipment	9,865.57
150 A/D - Furn & Equip	-1,951.25
Total for Fixed Assets	**$7,914.32**
Total for Assets	**$404,974.26**

Audited Balance Sheet

Integrated Financial Planning Services
As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Other Current Liabilities	
201 AP Representatives	0.00
205 Accounts Payable	5,217.44
208 Taxes Payable	0.00
210 Comm. Payable	113,249.85
Comptroller of Maryland Payable	0.00
Out Of Scope Agency Payable	0.00
Total for Other Current Liabilities	**$118,467.29**
Total for Current Liabilities	**$118,467.29**
Total for Liabilities	**$118,467.29**
Equity	
3000 Opening Bal Equity	261,546.74
309 IFP, Ltd.	$0.00
FSA Fee Revenue	0.00
Total for 309 IFP, Ltd.	**$0.00**
300 Owners Equity	-28,175.00
Net Income	53,135.23
Total for Equity	**$286,506.97**
Total for Liabilities and Equity	**$404,974.26**

Audited Profit and Loss

Integrated Financial Planning Services

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Gross Dealer Concessions	
401 401k	64,680.05
403 Service/Fee Income	64,018.50
404 Life Insurance	123,219.84
405 Mutual Funds	213,500.03
406 Muncipal Funds - 529 Plans	1,886.26
409 12b1 Fees	1,113,884.74
Total for Gross Dealer Concessions	**$1,581,189.42**
Registered Rep Fee Revenue	
410 FINRA Fees	
Annual Registration	1,285.00
Branch Registration Fee	780.00
Cont. Ed. Fee	200.00
Fingerprint Fee	45.00
Focus Fee	4,513.00
Foreign Exam Fee	15.00
Registration	125.00
Series 63 Exam	147.00
Series 6 Exam	75.00
SIE Exam Revenue	0.00
State Regis Fee	6,285.10
Termination Fee	60.00
Total for 410 FINRA Fees	**$13,530.10**
411 Firm Element CE	2,250.00
413 Office Reviews	2,550.00
414 Advisor Mail Fees	2,736.00
415 Bonding Fees	1,554.00
416 Low Producer Fee	600.00
417 Business Cards & Supplies	29.78
420 Investment Fair	3,350.00
421 E & O Insurance	13,672.00
422 Data Security Support	720.00
425 Compliance Meetings	700.00
429 Rep Advertising Fee	162.00
Total for Registered Rep Fee Revenue	**$41,853.88**
Total for Income	**$1,623,043.30**
Gross Profit	**$1,623,043.30**
Expenses	
500 Operations	36,000.00

Audited Profit and Loss

Integrated Financial Planning Services
January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
501 Admin Fees	
General	4,758.14
Supervisory Reviews	2,700.00
Total for 501 Admin Fees	**$7,458.14**
502 Accounting Fees	60,000.00
505 Advertising	484.12
506 Audit Expense	1,500.00
510 Auto Expense	
Gas	93.02
Parking	48.96
Total for 510 Auto Expense	**$141.98**
512 Bank Service Charges	10,388.52
517 Depreciation	903.70
519 Labor - Financial Operations	
Jankowski, Thomas	19,152.00
Total for 519 Labor - Financial Operations	**$19,152.00**
520 Labor - Heidelberg Office	
Huntington - Sell, Marcia	47,278.54
Lambing, Susan	28,367.18
Social Services - AOK	50,655.98
Taxes - Lohnsteuer	15,663.40
Total for 520 Labor - Heidelberg Office	**$141,965.10**
521 Membership Dues	510.75
522 Subscriptions	938.40
524 Meals & Entertainment	3,552.02
528 Conference Fees	1,324.66
530 Insurance Expense	
Employee Liability	569.30
Medical-Dental	903.15
Total for 530 Insurance Expense	**$1,472.45**
535 Investment Fair	
Hotel	2,341.06
Meals & Entertainment	4,992.78
office exp	12.19
Total for 535 Investment Fair	**$7,346.03**
537 Legal & Professional Fees	7,656.84
542 E & O Insurance	22,929.96
543 Bonding Fee	2,632.54
544 Regis Fees	1,960.25
545 FINRA Expenses	
Annual Renewal	6,962.90

Audited Profit and Loss

Integrated Financial Planning Services
January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Cont. Ed. Fee	342.00
Focus Fee Assessment	6,640.32
Foreign Exam Fee	15.00
Registration	125.00
Series 63 Exam	147.00
Series 6 Exam	75.00
SIE Exam	0.00
State Regis Fee	7,118.10
Termination Fee	50.00
Total for 545 FINRA Expenses	**$21,475.32**
549 Office Expenses	2,762.89
552 Phone	
Comcast - MD Office	600.00
Phone/Fax Calls	395.94
Telekom - HD Office	2,083.40
Total for 552 Phone	**$3,079.34**
555 Computer Expenses	190.00
556 Network Subscriptions	16,966.82
558 Data Security/IT Support	3,186.00
560 Postage - American	549.99
561 Postage - German	348.74
562 Printing	
Business Card Printing	29.25
Total for 562 Printing	**$29.25**
565 Rent	
HD Office	22,780.51
HD Parking	1,016.32
HD Storage Facility	1,732.14
MD Storage Facility	936.00
Total for 565 Rent	**$26,464.97**
571 Training Expense	2,887.03
575 Travel	
Air Fare	12,991.91
Car Rental	$1,453.45
Gasoline	137.53
Total for Car Rental	**$1,590.98**
Hotel	2,678.66
Meals & Entertainment	1,232.42
Other	58.95
Taxis	501.22
Total for 575 Travel	**$19,054.14**

Audited Profit and Loss

Integrated Financial Planning Services
January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
576 Utilities	3,517.07
600 Exp - Integrated Benefits	1,450.00
Commissions	
515 MF Commission Reps	1,110,617.59
516 Supervisory Overrides	33,638.98
Total for Commissions	**$1,144,256.57**
Total for Expenses	**$1,574,535.59**
Net Operating Income	**$48,507.71**
Other Income	
450 Interest Income	61.78
460 MISC Income	2,695.46
485 Gain/Loss on Exchange Rate	369.51
900 Registered Investment Advisor	2,663.56
Total for Other Income	**$5,790.31**
Other Expenses	
585 Contributions	1,162.79
999 Wash Account for Special Acct	0.00
Total for Other Expenses	**$1,162.79**
Net Other Income	**$4,627.52**
Net Income	**$53,135.23**

Integrated Financial Planning Services
Audited Statement of Cash Flows
December 31, 2025

Net Income		$	53,135.23
Adjustments:			
Depreciation Expense	903.70		
(Increase)Decrease in A/R	65,246.36		
Increase(Decrease) in A/P	(6,142.15)		
(Increase)Decrease in Prepaid Exp.	(7,693.70)		
			52,314.21
Net Cash provided by operating activities			105,449.44
Purchase of Equipment	(6,818.65)		
Disposal of Equipment	-		
Recooped Depreciation	-		
Capital Withdrawals & Adjustments	-		
			(6,818.65)
Net Increase(Decrease) to cash		$	98,630.79
CASH BEGINNING BALANCE, 1-Jan-25			105,905.77
CASH ENDING BALANCE, 31-Dec-25			204,536.56
Net change to cash		$	98,630.79

Difference: -

Integrated Financial Planning Services
Audited Statement of Changes in Ownership Equity
December 31, 2025

Equity, Opening Balance, Janaury 1, 2025			$	261,546.74 GL3000 Opening Equity
Owner's Equity, January 1, 2025				(28,175.00) GL300 Owners Equity
Ownership Equity, January 1, 2025			$	233,371.74
Net Income (Loss), Year-to-Date				53,135.23
Additions (Deductions) and Adjustments, Year-to-Date				
		$	-	
			-	
				-
Ownership Equity,	December 31, 2025		$	286,506.97

Net Capital Computation
Integrated Financial Planning Services
December 31, 2025

Total ownership equity (o/e)	$	286,507	Total Equity from Balance Sheet
Total o/e qualified for net capital	$	286,507	
Total cap & allowable subloans	$	286,507	

Total Assets from Balance Sheet	$ 404,974.26

Allowable Assets:		
Cash - M & T Main Op Acct	#5696	142,375.22
Cash - M & T Savings	#6221	40,923.41
Cash - Volksbank	#1109	1,344.47
Cash - Sparkass	6410	12,851.54
Cash - Sparkasse	8529	581.40
Cash - Wise Euro	5770	4,500.52
A/R Commisssions < 30 days old		146,453.46

Deductions &/or charges			
Total non-allowable assets	$	55,944	Less Allowable Assets	$ 349,030.02
Net capital before haircuts	$	230,563	Non Allowable Assets	$ 55,944.24

Haircuts on securities:		
Trading and investment sec:		
Other securities	$	-
Adjusted Net Capital	$	230,563
Minimum Net Capital Requirement:	$	25,000
Excess Net Capital	$	205,563
Net Capital less greater of:	$	200,563

10% AI	$ 11,846.73
120% Min Net Cap	$ 30,000.00

Aggregate Indebtedness:	$	118,467	Total Liabilities from Balance Sheet
AI to Net Capital Ratio:		51.38%	

Integrated Financial Planning Services
Audited Net Capital Requirements Reconciliation
December 31, 2025

	4th QTR FOCUS Filed: 02/02/26		AUDIT Completed: 02/10/26		Diff		MEMO
Total ownership equity (o/e)	$	286,507	$	286,507	$	(0)	
Total o/e qualified for net capital	$	286,507	$	286,507	$	(0)	
Total cap & allowable subloans	$	286,507	$	286,507	$	(0)	
Deductions &/or charges							
Total non-allowable assets	$	55,944	$	55,944	$	0	
Net capital before haircuts	$	230,563	$	230,563	$	(0)	
Haircuts on securities:							
Trading and investment sec:							
Other securities	$	-	$	-	$	-	
Adjusted Net Capital	$	230,563	$	230,563	$	0	
Minimum Net Capital Requirement:	$	25,000	$	25,000			
Excess Net Capital	$	205,563	$	205,563	$	0	
Net Capital less greater of: 10% of Line 29 or 120% of Line 21	$	200,563	$	200,563	$	0	
Aggregated Indebtedness:	$	118,467	$	118,467	$	-	
AI to Net Capital Ratio:		51.38%		51.38%			

Segment Disclosures IAW ASC 280

Broker/Dealer Revenue

Gross Dealer Concessions	1,581,189.42	
Fees paid by Reps	41,853.88	1,623,043.30
Less		
Commissions Paid to Reps		1,144,256.57
Labor Costs, Incl. Benefits		265,478.39
Legal/Professional Fees		7,656.84
FINRA Fees		21,475.32
Administration Fees		126,872.44
Net Income		**57,303.74**
Misc. Items*		(6,832.07)
Total Broker/Dealer Net Income		**50,471.67**

RIA Revenue

Management Fees Collected	12,207.61	
Fees Paid by IARs	130.00	12,337.61
Less		
Custodian Fees Paid to Reps		9,204.05
Firm IARD Registration		340.00
Individual Rep Registrations		130.00
Total RIA Net Income		**2,663.56**
Net Income P & L		**53,135.23**

Description of the services from which the reportable segments derive their revenues

During the current year, Integrated Financial Planning Services changed the manner in which management reviews its operations. As a result, the Company now has two reportable segments: Broker/Dealer Mutual Fund Sales and Registered Investment Advisor Asset Management. Prior-period segment information has not been recast, as we were not engaged in he new segment at all at that time.

Integrated Financial Planning Services operates in **two reportable segments**, which are based on the nature of the services provided and how the Company's chief operating decision maker evaluates performance.

Broker/Dealer Mutual Fund Sales

The Broker/Dealer segment derives revenue from the sale of mutual fund shares to clients. The Company has dealer agreements with most of the largest mutual fund companies in the United States. Clients are primarily U.S. citizens living and working overseas. The Company's investment strategy focuses on long-term retirement planning, and therefore client relationships are expected to be long term.

Registered Investment Advisor Asset Management

The Registered Investment Advisor ("RIA") segment derives revenue from managing client assets for investment advisory fees. Client assets are held with an independent custodian, Charles Schwab, a platform dedicated to the RIA business and separate from broker/dealer activities. The RIA segment also focuses on long-term investment management and retirement planning services.

Measure of segment profit or loss and assets

The accounting policies of the reportable segments are the same as those described in the notes to the financial statements.

The Company's chief operating decision maker assesses the performance of each reportable segment and allocates resources based on net income.

The measure of segment assets is reported on the balance sheet as **Total for Assets**, as asset information is not reviewed by the chief operating decision maker on a segment basis.

How the chief operating decision maker uses the reported measure of segment profit or loss

The chief operating decision maker uses net income to evaluate the income generated from each reportable segment in deciding how to manage the expenses of the firm and in setting financial goals for each segment for the future.

Intersegment transactions

Integrated Financial Planning Services does not have intra-entity sales or transfers between reportable segments.

Factors that management used to identify the reportable segments

The Company's reportable segments are based on the different services provided by the Broker/Dealer Mutual Fund Sales segment and the Registered Investment Advisor Asset Management segment, which are managed and evaluated separately by the chief operating decision maker.

The Company derives a significant portion of its revenue from clients located in Europe, primarily U.S. citizens living and working overseas.

The title and position of the individual or group identified as the chief operating decision maker

The chief operating decision maker of Integrated Financial Planning Services is the Company's **Board of Directors**, which includes the Chief Executive Officer and Chief Financial Officer.

*Reconciliation of Misc. Items	
Less: International Schools Expens	1,450.00
Less: Firm Events	7,346.03
Interest Income	61.78
Misc. Income	2,695.46
Less: Gain/Loss exchange Rates	369.51
Less: Donations	1,162.79

Integrated Financial Planning Services
Notes to Financial Statements
January 1, 2025 to December 31, 2025

1. The financial statements are prepared on the accrual basis. All amounts are in US Dollars.

2. RECEIVABLES – MUTUAL FUNDS COMMISSIONS DUE represent an accrual based on actual commissions earned but not received until the first half of the following month along with an estimate of quarterly 12b1 commissions based on the previous quarter. This accrual is reversed the following month when the actual commissions received are recorded.

3. RECEIVABLES FROM NON CUSTOMERS represent a segregated cash account for the exclusive benefit of customers, short-term receivables (advances) due from registered representatives.

4. OTHER ASSETS represents cash on account with FINRA for exams/registrations of representatives and prepaid expenses such as FINRA Annual Renewal, insurance, legal, and computer services.

5. PROPERTY, FURNITURE AND EQUIPMENT represent purchase prices of computers, cars and office equipment, net of accumulated depreciation. Depreciation is calculated on a straight-line basis using lives of four to seven years.

6. ACCOUNTS PAYABLES represents balances owed on company credit cards for transactions occurring between last statement ending date and year end.

7. SALES REVENUE represents percentages of total investments sales paid of due to the business from investments companies for sales representatives and owner.

8. OTHER EMPLOYEE COMPENSATION AND BENEFITS represent contract labor expense for administrative assistance and commission expense, which consists of approximately 71% of sales revenue attributable to sales by representatives and paid or due to representatives (see Note 2).

9. OTHER EXPENSE represents costs associated with operating the business that are not included in other line items.

10. OTHER INCOME represents revenue derived from interest bearing cash accounts and outstanding accounts receivables, and the gain/loss from fluctuations in the exchange rate of Euros to US Dollars.

11. CONTINGENT LIABILITY – we believe that there are no circumstances as of the reporting date that would require the recording of a contingent liability. We are not involved in any litigation as of the reporting date.

Independent Auditor's Report

To the President
Integrated Financial Planning Services

I have audited the accompanying balance sheet of Integrated Financial Planning Services as of December 31, 2025 and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on theses financial statements based on my audit.

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit further includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Financial Planning Services as of December 31, 2025, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in the Audited Net Capital Requirements as of December 31, 2025 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Integrated Financial Planning Services financial statements. The information contained in the Audited Net Capital Requirements is the responsibility of the company's management. The audit procedures included determining that the supplemental information reconciles to the financial statements and the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion of the supplemental information, I evaluated whether it, including its form and content, is presented in conformity with 17 C.F.R. 240.para. 17a-5. In my opinion, the information contained in the Audited Net Capital Requirements as of December 31, 2025 is fairly stated, in all material respects, in relation to the financial statements as a whole.

The auditor is a public accounting firm which is registered in the PCAOB and is required to be independent with respect to the company in accordance with the U.S. federal security laws and applicable rules and regulations of the SEC and PCAOB.

I began serving consecutively as the auditor of Integrated Financial Planning Services for the year ending December 31, 2005.

Stephen J. Staresinic
Certified Public Accountant
February 10, 2026

Integrated Financial Planning Services
Audited Net Capital Requirements
December 31, 2025

Integrated Financial Planning Services is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, Integrated Financial Planning Services had net capital of **$230,563** which was **$205,563** in excess of its required net capital of $25,000, and the Aggregated Indebtedness to Net Capital Ratio was **.5138 to 1**.

Stephen J. Staresinic, CPA

Stephen J. Staresinic
Certified Public Accountant
February 10, 2026

Integrated Financial Planning Services' Non-Covered Firm Activities Report

Integrated Financial Planning Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Integrated Financial Planning Services

I, Kathy Cuomo, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Kathy P Cuomo

Kathy Cuomo

FINOP, Integrated Financial Planning Services

2/19/2024

Date

Report on Non-Covered Firm Activities exemption

I have reviewed management's statements, included in the accompanying **Integrated Financial Planning Services' Exemption Report,** in which Integrated Financial Planning Service ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which (1) the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (K)(2)(i) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stephen J. Staresinic, CPA

Heidelberg, Germany

10 February 2026

Independent Auditor's Report on Internal Accounting Control

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

I have audited the accompanying financial statements of Integrated Financial Planning Services (IFPS) as of December 31, 2025 and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered IFPS's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect IFPS's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected. I noted no matters involving the internal control over financial reporting and its operation that I considered to be material weaknesses.

As part of obtaining reasonable assurance about whether IFPS's financial statements are free of material misstatement, I performed tests of its compliance with certain provisions of laws, regulations, contracts and agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, I do not express such an opinion.

This report is inteded solely for the information and use of the management of IFPS and the U.S. Security and Exchange Commission and is not intended to be and should not be used by anyone other than these specific parties.

Stephen J. Staresinic, CPA

Stephen J. Staresinic
Certified Public Accountant
February 10, 2026

<u>Independent Auditor's Statement on Material Inadequacies</u>

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

I have audited the accompanying financial statements of Integrated Financial Planning Services (IFPS) as of December 31, 2025, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon dated February 10, 2026. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered IFPS's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect IFPS's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected.

I found and noted no matters involving the internal control over financial reporting and its operation that I considered to be material inadequacies.

Stephen J. Staresinic
Certified Public Accountant
February 10, 2026

SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4)

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

I have examined the SIPC general assessment of Integrated Financial Planning Services (IFPS) for the year ended December 31, 2025 and its reconciliation with financial statements of IFPS as of December 31, 2025.

IFPS has an Overpayment Carry Forward of $ 157 as of December 31, 2025. The Form SIPC-7 was filed on February 2, 2026.

I have compared the assessment payment recorded and its respective cash disbursement and have verified the accuracy the Annual General Assessment Reconciliation (Form SIPC-7) as well as comparing the Form SIPC-7 with the working papers supporting its data and with the working papers supporting the recorded income and other accounts of IFPS for the year ended December 31, 2025.

IFPS has not applied for an exclusion from membership in the SIPC.

In my opinion, the assessment was determined fairly in accordance with applicable instructions and forms and was duly paid.

This report is intended solely for the information and use of the management of IFPS and the Financial Industry Regulatory Authority and is not intended to be and should not be used by anyone other than these specific parties.

Stephen J. Staresinic, CPA

Stephen J. Staresinic
Certified Public Accountant
February 10, 2026

<u>Independent Auditor's Report on the SIPC Annual Assessment Required by the SEC Rule 17a-5</u>

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

In accordance with rule 17a-5(e)(4) of the Security and Exchange Commission, I have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Integrated Financial Planning Services (IFPS) for the year ended December 31, 2025. My procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and my report is not to be used for any other purposes. The procedures I performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;
2. Compared amounts reported on the audited Form X-17-A-5 for the period January 1, 2025 to December 31, 2025, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of IFPS taken as a whole.

Stephen J. Staresinic
Certified Public Accountant
Stuttgart, Germany
February 10, 2026

Stephen J. Staresinic
Certified Public Accountant
Werastrasse 105
70190 Stuttgart, Germany
Tel: +49(172)6611890

Stephen J. Staresinic
Werastrasse 105
70190 Stuttgart
Germany

Certification of Test of Special Account Procedures

I hereby certify that I have tested Integrated Financial Planning Services' procedures related to its Special Account at M & T, utilized to facilitate investments for International School retirement plans.

I reviewed all transactions from a sample of four months from 2025: January, March, October and December. I verified that the account is only being used for the receipt of transfers from International Schools with which the company works, and that all steps related to this account as described in the firm's Written Supervisory Procedures are being followed.

This test was performed on February 10, 2026 in connection with the 2025 Independent Financial Audit of the firm.

Stephen J. Staresinic, CPA

INTEGRATED FINANCIAL PLANNING SERVICES

Broker/Dealer
Member NASD/SiPC

Main Office
Karlstraβe 20
69117 Heidelberg,
Germany

Tel: +49-6221-23597
Fax: +49-6221-167376
Barry.Swanson@ifpsonline.com
ifpsde@ifpsonline.com

February 10, 2026

To Mr. Stephen J. Staresinic:

We are providing this letter in connection with your audit of the statement of financial condition and the related statements of income, changes in stockholders' equity and cash flows of Integrated Financial Planning Services as of December 31, 2025 and balance sheet for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Integrated Financial Planning Services in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statement of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, [as of February 10, 2026] the following representations made to you during your audit.

1.   The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

2.   We have made available to you all financial records and related data.

3.   There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4.   There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5.   We believe that the effects of the uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6.   We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7.   We have no knowledge of any fraud or suspected fraud affecting the entity involving—

a.   Management,

b.   Employees who have significant roles in internal control, or

c.   Others where the fraud could have a material effect on the financial statements.

8.   We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.

9.   The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10.   The following have been properly recorded or disclosed in the financial statements:

a.   Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

b.   Guarantees, whether written or oral, under which the company is contingently liable.

c.   Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position (SOP) 94-6, Disclosure of Certain Significant Risks and Uncertainties. [Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.]

11.   There are no—

a.   Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b.   Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Statement No. 5, Accounting for Contingencies. fn 3

c.   Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

12.   The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

13.   The company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14.   Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15.   Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

c.   No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

d.   No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e.   Established a reserve for dividends and transfer items and security differences that are adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f.   No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

16.   Notes to the financial statements discloses all of the facts (meaning, significant conditions and events and management plans) of which we are aware that are relevant to the Company's ability to continue as a going concern.

17.   There are no material weaknesses or inadequacies at December 31, 2025, or during the period January 1, 2026, to February 10, 2026, in internal control and control activities for safeguarding securities, and the practices and procedures followed in—

a.   Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

b.   Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

c.   Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

d.   Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.

e.   Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

f.   Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

18.   Net capital computations, prepared by the Company during the period from January 1, 2025 through December 31, 2025, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

19.   There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Marcia Huntington-Sell   10 Feb 26
Marcia Huntington-Sell, Managing Director